Confidential

Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quhuo Limited (CIK No. 0001781193)

Response to the Staff’s Comments on

Amendment No.4 to Draft Registration Statement on

Form F-1 Confidentially Submitted on April 17, 2020

Dear Ms. Peyser, Ms. Thompson, Ms. Lopez and Ms. Snyder,

On behalf of our client, Quhuo Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 4, 2020 on the Company’s amendment No.4 to draft registration statement on Form F-1 confidentially submitted on April 17, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Capitalization, page 59

1.

Please revise to disclose the amount of one-time share-based compensation expense included in the calculation of pro forma capitalization and pro forma as adjusted capitalization, along with a brief description of this stock compensation.

May 14, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 62 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

COVID-19 Outbreak, page 75

2.

We note your disclosure that “[y]our on-demand food delivery solutions experienced a decrease in the number of delivery orders in the first quarter of 2020 by approximately 40% compared to the previous quarter, albeit an increase by approximately 20% compared to the first quarter of the previous year.” To contextualize the significance of these percentages for investors, please consider quantifying delivery orders for the previous quarters referenced in your disclosure. In this regard, we note that you have only provided delivery orders on an annual basis. As a related matter, please further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 in your business. In this regard, we note your disclosure in Note 25 to your financial statements that “[t]he Company’s first quarter results of operations have been negatively impacted.” Please refer to CF Disclosure Guidance: Topic No. 9.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 24, 72 and 75 of the Revised Draft Registration Statement to quantify the number of delivery orders for the previous quarters.

The Company respectfully advises the Staff that it will supplement selected preliminary unaudited financial data for the three months ended March 31, 2020 in recent development, and discuss the impact of COVID-19 on its results of operations when such data become available.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

3.

We note the column titled “Pro forma shareholders’ equity (unaudited)” and the description of the related pro forma adjustments in Note 2 to your financial statements. Please tell us how you determined it was appropriate to adjust additional paid-in capital for one-time stock compensation expense within this column presented on the face of your financial statements. While such an adjustment appears appropriate in pro forma balance sheet data presented in accordance with Article 11 of Regulation S-X outside of your historical financial statements, such as your capitalization table on page 60, please tell us your basis in GAAP or the SEC guidance you are relying upon when presenting this pro forma adjustment within your historical financial statements.

The Company respectfully advises the Staff that as disclosed on Note 16 on page F-39, the 2019 Plan replaced its 2017 share incentive plan (the “2017 Plan”) and the vesting terms for the options issued under the 2017 Plan were modified such that substantially all of the outstanding options will not be exercisable until the completion of the Company’s initial public offering (“IPO”). The modification is considered a probable-to-improbable modification as IPO constitutes a performance condition that is not considered probable until the IPO completion date. As such, incremental costs resulted from the modification will be recognized upon the completion of the IPO. Furthermore, the Company granted additional options with both IPO performance condition and service/market condition under the 2019 Plan which will vest when all conditions are satisfied, and stock compensation expenses relating to those options will begin to be recognized upon completion of the IPO. The immediate recognition of the stock compensation expense is considered directly attributable to the completion of an IPO and presented as a pro forma adjustment in accordance with Article 11 of Regulation S-X. In addition, in accordance with the SEC Financial Reporting Manual Section 3430, other changes in capitalization upon an IPO may require the presentation of pro forma data. Therefore, the column titled “pro forma shareholders’ equity (unaudited)” as of December 31, 2019 gives effect to share-based expenses of RMB 22.3 million associated with the options with IPO performance condition for which the service-based condition has been satisfied or partially satisfied as of December 31, 2019, calculated using the accelerated method. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit.

May 14, 2020

Note 10. Intangible Assets, page F-34

4.

We note from your consolidated statements of cash flows and statements of comprehensive loss that during Fiscal 2019 you sold intangible assets for proceeds of RMB 21,167 and recognized a loss of RMB 3,840. As the amount of the loss on this transaction appears material, please provide a footnote explaining the transaction. Also, in your response provide us with a roll-forward of the balance of intangible assets from December 31, 2018 to December 31, 2019.

In response to the Staff’s comment, the Company has revised Note 10 on page F-35 of the Revised Registration Statement to include an explanation on the disposal of intangible assets during the year ended December 31, 2019.

The Company respectfully advises the Staff that a roll-forward of the balance of intangible assets from December 31, 2018 to December 31, 2019 is as follows:

Total
(RMB’000)
Cost
Balance as of December 31, 2018	69,156
Additions	50,725
Disposals	(35,840)

Balance as of December 31, 2019	84,041

Accumulated amortization
Balance as of December 31, 2018	(10,456)
Amortization	(10,632)
Disposals	4,178

Balance as of December 31, 2019	(16,910)

Accumulated impairment
Balance as of December 31, 2018	(804)
Impairment	(923)
Disposals	1,414

Balance as of December 31, 2019	(313)

Net book value
Balance as of December 31, 2019	66,818

Balance as of December 31, 2018	57,896

May 14, 2020

Note 16. Share-Based Compensation, page F-38

5.

You disclose at the top of page F-39 that on August 23, 2019 you granted 2,965,621 options under the 2019 Plan to non-employees. However in the table on page F-41 you disclose the grant of 2,382,344 options to non-employees during 2019 under this Plan. In addition, the number of options outstanding at December 31, 2019 computed from the sum of the outstanding employee and non-employee options shown in this note does not agree with the 8,549,280 options outstanding disclosed on pages 25, 144 and Part II, page II-2. Please revise your disclosures for consistency or tell us why you believe no revision is necessary.

The Company respectfully advises the Staff that the 2,965,621 options disclosed on Page F-39 included 583,277 options granted to replace the options granted by Beijing Quhuo under its 2017 Plan to the former shareholders of Huadian Tianze and Jilin Taisen as part of the purchase consideration for the acquisition of Huadian Tianze and Jilin Taisen. Such options were measured at the fair value on the acquisition date in accordance with ASC 805 Business Combination as disclosed in Note 5 on page F-31 of the Revised Registration Statement.

In response to the Staff’s comment, the Company has revised Page F-39 to exclude 583,277 options granted to these individuals and revised the disclosure on page II-2 of the Revise Registration Statement.

6.

You disclose that you had approximately RMB 97,965 of unrecognized share-based compensation expense related to stock options at December 31, 2019. Please tell us how the amount of the one-time share-based compensation expense for shares expected to vest upon completion of your IPO was determined.

The Company respectfully advises the Staff that the RMB98.0 million of unrecognized share-based compensation expenses as disclosed represents the total unrecognized share-based compensation expenses in relation to the options granted as of December 31, 2019. The one-time share-based compensation expense of RMB 22.3 million represents the share-based compensation for the options with IPO performance condition for which the service-based condition was satisfied or partially satisfied as of December 31, 2019; such share-based compensation expense had not been recognized as of December 31, 2019, however, as the IPO was not consummated. The difference between the RMB 98.0 million and the RMB 22.3 million represents the share-based compensation expenses associated with options subject to IPO performance condition to be vested when the related service-based condition is being satisfied subsequent to December 31, 2019.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Ernst & Young Hua Ming LLP, Yap Yin Onn, by telephone at 86-21-2228-2277, or via email at Derick.Yap@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

May 14, 2020

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Leslie Yu, Chairman and Chief Executive Officer, Quhuo Limited

Wenting Ji, Chief Financial Officer, Quhuo Limited

Yap Yin Onn, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP